Exhibit 5.1

Yigal Arnon (1929-2014)
Dror Vigdor
Amalia Meshi
Amnon Lorch
Hagai Shmueli
Barry Levenfeld
David H. Schapiro
Hagit Bavly
Orna Sasson
Barak Tal
Shiri Shaham
Doron Tamir
Daniel Abarbanel
David Osborne
Gil Oren
Ronit Amir
Orly Tsioni
Mordehai Baicz
Barak Platt
Benjamin Horef
Yoran Gill
Asaf Eylon
Daniel Marcovici
Adrian Daniels
Yuval Shalheveth
Jacob Ben Chitrit
Peter Sugarman
Ben Sandler
Boaz Fiel
Joeri Kreisberg
Simon Weintraub

Ruth Loven
Yarom Romem
Adam Spruch
Yuval Bargil
Eliran Furman
Eran Lempert
Ofir Levy
Daniel Green
Hanital Belinson
Yoheved Novogroder
Oren Roth
Dror Varsano
Odelia Sidi
Shira Lahat
Ido Chitman
Noa Afik
Aner Hefetz
David Akrish
Nir Rosner
Assaf Mesica
Liron Hacohen
Guy Fuhrer
Ezra Gross
David Roness
Eli Greenbaum
Lee Maor
Nimrod Vromen
Guy Sagiv
Micha Tollman
Shani Rapoport
Lior Gelbard

Michal Sagmon
Hila Roth
Keren Tal
Neta Goshen
Roy Masuri
Eyal Yacoby
Daphna Livneh
Tamar Gilboa
Yael Hoefler
Sagi Schiff
Lilach Grimberg
Adi Samuel
Netanella Treistman
Daniel Damboritz
Shlomi Schneider
Alona Toledano
Elad Offek
Yuval Shamir
Dana Heller
Adi Tal
Yulia Lazbin
Joshua Lieberman
Liat Pillersdorf
Orly Rottenberg
Avi Anouchi
Shay Fahima
Michael Keren
Sivan Dotan
Naftali Nir
Tomer Bar-Nathan
Yoel Baruchin

Evan Schendler
Lihi Katzenelson
Eyal Aichel
Shahar Uziely
Edan Regev
Yehudit Biton
Ohad Shalem
Gitit Ramot-Adler
Omri Schnaider
Rinat Michael
Adi Attar
Ivor Krumholtz
Daniella Milner
Harel Sinai
Amos Oseasohn
Guy Kortany
Goor Koren
Adi Daniel
Dafna Shaham
Miriam Friedmann
Itamar Lippner
Ricki Newman
Roni Osborne
Ortal Zanzuri
Reut Sade
Josh Hersch
Roey Sasson
Shir Eshkol
Nir Rodnizky
Noa Slavin
Guy Fatal

Shani Lorch
Ira Burshtein
Elichai Bitter
Amir Weiser
Itamar Cohen
Shai Margalit
Yossi Paloch
Ofir Schwartz
Meital Singer
Yonatan Whitefield
Moshe Lankry
Shira Teger
Rachel Lerman
Ravid Saar
Debbie Shalit
Sophie Blackston
Eti Elbaz
Hagar Mizrachi
Elad Morgenstern
Ron Ashkenazi
Dafna Raz
Sara Haber
Ilan Akouka
Shlomit Bukaya
Yehonatan Cohen
David Shmulevitz
Tair Cherbakovsky
Ophir Dagan
Yael Meretyk Hanan
Dov Ehrman
Nataly Damary

Noam Pratzer
Nava Rozolyo
Shiran Glitman
Dor Daniel
Michael Rosenblit
Heni Rothstein-Cohen
Gal Frenkel
Dani Weissberg
Lareine Khoury
Nohar Hadar
Shirley Youseri
Nitzan Kahana
Yahel Kaplan
Liad Kalderon
Daniel Szriber
Shachar Hindi
Natalie Korenfeld
Moshe Pasker
Mazi Ohayon
Daniel Rosenblatt
Nitzan Fisher-Conforti
Victoria Savu
Derora Tropp

____________________
Paul H. Baris (1934-2010)
Rami Kook
Nira Kuritzky
Eran Ilan

Tel Aviv | October 31, 2017

BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel

Re:	BioLineRx Ltd. – Proposed Offering of American Depositary Shares

Ladies and Gentlemen:

We have acted as Israeli counsel to BioLineRx Ltd., a corporation organized under the laws of the State of Israel (the “Company”), in connection with the proposed offer and sale from time to time, of American Depositary Shares (“ADSs”), each ADS representing one (1) ordinary share of the Company, NIS 0.10 par value per share (the “Ordinary Shares”), which may be issued and sold by the Company from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form F-3 (Registration Statement No. 333-205700) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act, the prospectus dated October 16, 2015 and the prospectus supplement dated October 31, 2017, filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Securities Act. This opinion is being rendered in connection with the proposed offering and sale by the Company of the ADSs pursuant to the terms of an At-The-Market Sales Agreement dated October 31, 2017 entered into between the Company and BTIG, LLC (the “Sales Agreement”). The ADSs will be issued pursuant to a Deposit Agreement dated as of July 21, 2011 among the Company, The Bank of New York Mellon, as depositary and all owners and holders of ADSs of the Company issued thereunder.

As counsel to the Company in Israel, we have examined copies of the Memorandum of Association and the Articles of Association, as amended, of the Company and such corporate records, instruments, and other documents relating to the Company and such matters of law as we have considered necessary or appropriate for the purpose of rendering this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic originals of all documents submitted to us as copies.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Based upon the foregoing, we are of the opinion that the Ordinary Shares underlying the ADSs have been duly authorized for issuance and, when issued and paid for in accordance with the terms and conditions of the Sales Agreement, will be validly issued, fully paid and non-assessable.

We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 6-K to be filed with the Commission on or about October 31, 2017, which will be incorporated by reference in the Registration Statement, and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Sincerely, /s/ Yigal Arnon & Co.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il